May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE:	Linkhome Holdings Inc. Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, as amended

Filed on April 2, 2025

File No. 333-280379

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), R. F. Lafferty & Co., Inc., as the underwriter, hereby requests acceleration of the effective date of the above-referenced post-effective amendment to the registration statement so that it will become effective at effective at 4:00 p.m. Eastern Time, on May 14, 2025, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
R. F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer